Press release March 2, 2011
UPDATE ON THE ÉLÉONORE PROJECT

Virginia Mines Inc. (“Virginia”) would like to inform its shareholders that Goldcorp Inc. announced on February 24, 2011, positive study results for the gold project Éléonore in Quebec and the approval by its Board of Directors of full-scale development of the project.

Highlights

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Average annual gold production of approximately 600,000 ounces over an approximate 15-year mine life, an increase of over 80% from previous production estimate.

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Average life-of mine cash costs of less than $400 per ounce of gold.

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Throughput of 7,000 tonnes per day from concurrent mining of upper and lower portions of deposit.

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Total capital cost of $1.4 billion to full production.

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Construction permit expected mid-2011; initial gold production planned for the fourth quarter of 2014.

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Long-term Collaboration Agreement signed with Cree Nation of Wemindji

The significant increase in project scale is being driven by a development concept that calls for the simultaneous development of two separate, vertically stacked mining operations each targeting different areas of the ore body. The first will target production in the upper portions of the Roberto deposit above 650 metres and will be accessed from both the exploration shaft currently under development and a decline from surface. The second operation will extend to a depth of approximately 1,400 metres and access the deeper ore by way of a second shaft. Commencement of construction of the second shaft, processing facilities and related infrastructure will proceed immediately upon receipt of the Environmental and Social Impact Assessment permit expected in mid-2011. Initial gold production is expected in the fourth quarter of 2014. Total capital expenditures are expected to be approximately $1.4 billion.

In advancing the Éléonore project, several important milestones have already been achieved in 2011, including the declaration of an initial proven and probable gold reserve in excess of three million ounces and the signing of the Collaboration Agreement with the Cree Nation of Wemindji, the Grand Council of the Crees (Eeyou Istchee) and the Cree Regional Authority. The progress of site development continues to accelerate, including full-face sinking of the planned 750-metre deep exploration shaft which is currently at a depth of 130 metres.

It is to be noted that Virginia holds a 2.2% NSR royalty on the Éléonore property that could reach up to 3.5% NSR based on gold price and ounces produced from the deposit. With the upcoming production, this royalty on Éléonore will be a major catalyst for shareholder value.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $45 million as at November 30, 2010, and 30,507,692 shares issued and outstanding as at January 31, 2011. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President, or Paul Archer, V-P Exploration.
200-116 St-Pierre Quebec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.